SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2008

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F                              Form 40-F          X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes                        No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b):    82-______

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-109944

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  January 10, 2008

By: /s/Victor DiTommaso

      Victor DiTommaso, Vice President Finance

NEWYORK 6211837 (2K)

FIFTH AMENDMENT TO CREDIT AGREEMENT

FIFTH AMENDMENT TO CREDIT AGREEMENT (this “Fifth Amendment”), dated as of August 7, 2007, among IPG (US) Inc. (“IPG (US)”), Intertape Polymer Corp. and IPG Financial Services Inc. (each a “U.S. Subsidiary Borrower” and, collectively, the “U.S. Subsidiary Borrowers” and together with IPG (US), each, a “U.S. Borrower” and, collectively, the “U.S. Borrowers”), Intertape Polymer Inc. (the “Canadian Borrower” and, together with the U.S. Borrowers, each, a “Borrower” and, collectively, the “Borrowers”), Intertape Polymer Group Inc. (the “Canadian Parent”), IPG (U.S.) Holdings, Inc. (“U.S. Intermediate Holdco” and, together with the Canadian Parent and the Borrowers, collectively, the “Loan Agreement Parties”), the financial institutions listed on Schedule 2.01 to the Credit Agreement referred to below (as such Schedule may from time to time be supplemented and amended) (collectively, the “Lenders”) and Citicorp North America, Inc., as administrative agent (in such capacity, the “Administrative Agent”).  Unless otherwise indicated, all capitalized terms used herein and not otherwise defined shall have the respective meanings provided such terms in the Credit Agreement referred to below.

W I T N E S S E T H :

WHEREAS, the Loan Agreement Parties, the Lenders and the Administrative Agent are parties to a Credit Agreement, dated as of July 28, 2004 (as amended, restated, modified and/or supplemented to, but not including, the date hereof, the “Credit Agreement”); and

WHEREAS, subject to the terms, conditions and agreements herein set forth, the parties hereto have agreed to amend the Credit Agreement as herein provided;

NOW, THEREFORE, it is agreed:

I.

Amendments to Credit Agreement.

1.

The definition of “Applicable Rate” appearing in Section 1.01 of the Credit Agreement is hereby amended by (i) deleting the table appearing in said definition and inserting the following new table in lieu thereof:

Level	Total Leverage Ratio	ABR Revolving Spread	Eurodollar Revolving Loan Spread	ABR Term Loan Spread	Eurodollar Term Loan Spread	BA Spread	CPR Spread
I	>4.00:1.00	3.25%	4.25%	3.25%	4.25%	4.25%	3.25%
II	≤4.00:1.00>3.00:1.00	3.00%	4.00%	3.00%	4.00%	4.00%	3.00%
III	≤3.00:1.00>2.50:1.00	2.50%	3.50%	2.50%	3.50%	3.50%	2.50%
IV	≤2.50:1.00	2.25%	3.25%	2.25%	3.25%	3.25%	2.25%

and (ii) inserting the following new paragraph at the end of said definition:

NEWYORK 6211837 (2K)	-2-

“Notwithstanding the foregoing, but subject to clause (y) of the penultimate sentence of the second paragraph of this definition, the Applicable Rate during the period from the Fifth Amendment Effective Date until the date of delivery by the Canadian Parent to the Administrative Agent of the financial statements required to be delivered pursuant to Section 5.01(a) or (b), as the case may be, in respect of the first Fiscal Quarter ended after the Fifth Amendment Effective Date shall be determined based on Level II pricing.”.

2.

The definition of “Consolidated EBITDA” appearing in Section 1.01 of the Credit Agreement is hereby amended by (i) deleting the text “and (xviii)” appearing in clause (I) of said definition and inserting the text “, (xviii)” in lieu thereof, and (ii) inserting the text “, (xix) in the case of any period including the Fiscal Quarter ended December 31, 2006, one time  charges of the Canadian Parent and its Subsidiaries relating to costs and expenses actually incurred during such Fiscal Quarter in connection with the Proposed Acquisition and the strategic alternative process related thereto (collectively, the “Proposed Acquisition Charges”) in an aggregate amount not to exceed $6,500,000, (xx) in the case of any period including the Fiscal Quarter ended March 31, 2007, one time  Proposed Acquisition Charges of the Canadian Parent and its Subsidiaries actually incurred during such Fiscal Quarter in an aggregate amount not to exceed the remainder of (I) $6,500,000 less (II) the aggregate amount of one time Proposed Acquisition Charges of the Canadian Parent and its Subsidiaries actually incurred during the Fiscal Quarter ended December 31, 2006, (xxi) in the case of any period including the Fiscal Quarter ended June 30, 2007, one time  Proposed Acquisition Charges of the Canadian Parent and its Subsidiaries actually incurred during such Fiscal Quarter in an aggregate amount not to exceed the remainder of (I) $6,500,000 less (II) the aggregate amount of one time Proposed Acquisition Charges of the Canadian Parent and its Subsidiaries actually incurred during the Fiscal Quarters ended December 31, 2006 and March 31, 2007 and (xxii) in the case of any period including the Fiscal Quarter ending September 30, 2007, one-time charges of the Canadian Parent and its Subsidiaries directly relating to fees, costs and expenses actually incurred in connection with the Fifth Amendment during such Fiscal Quarter” immediately preceding the text “and (II)” appearing in said definition.

3.

The definition of “Excluded Equity Issuance” appearing in Section 1.01 of the Credit Agreement is hereby amended by inserting the text “; provided that no portion of the Specified Equity Issuance shall constitute an Excluded Equity Issuance” immediately preceding the period at the end of said definition.

4.

Section 1.01 of the Credit Agreement is hereby further amended by inserting in the appropriate alphabetical order the following new definitions:

“Fifth Amendment” shall mean the Fifth Amendment to this Agreement, dated as of August 7, 2007.

“Fifth Amendment Effective Date” shall have the meaning provided in the Fifth Amendment.

NEWYORK 6211837 (2K)	-3-

“Proposed Acquisition” means the proposed acquisition of all of the common Equity Interests of the Canadian Parent by an indirect wholly-owned subsidiary of Littlejohn Fund III, L.P.

“Proposed Acquisition Charges” has the meaning assigned such term in the definition of Consolidated EBITDA.

“Specified Equity Issuance” has the meaning assigned to such term in Section 7.01(m).

5.

Section 2.10(c)(i) of the Credit Agreement is hereby amended by deleting the text “(or, in the case of issuances of Equity Interests by any Subsidiary of the Canadian Parent, 100%)” appearing in said Section and inserting the text “(or, in the case of (x) issuances of Equity Interests by any Subsidiary of the Canadian Parent or (y) the Specified Equity Issuance, 100%)” in lieu thereof.

6.

Section 6.01(a)(vi) of the Credit Agreement is hereby amended by deleting the text “$25,000,000” appearing in said Section and inserting the text “$15,000,000” in lieu thereof.

7.

Section 6.01(a)(vii) of the Credit Agreement is hereby amended by deleting the text “$25,000,000” appearing in said Section and inserting the text “$10,000,000” in lieu thereof.

8.

Section 6.01(a)(xiv) of the Credit Agreement is hereby amended by deleting the text “$25,000,000” appearing in said Section and inserting the text “$7,500,000” in lieu thereof.

9.

Section 6.04(ix) of the Credit Agreement is hereby amended by deleting the text “$75,000,000  (or, on and after the date of the first delivery of a Compliance Certificate pursuant to Section 5.01(d) after the Initial Borrowing Date demonstrating a Total Leverage Ratio of less than 2.50:1.00, $150,000,000)” appearing in said Section and inserting the text “35,000,000” in lieu thereof.

10.

Section 6.04(xi) of the Credit Agreement is hereby amended by deleting the text “$20,000,000” appearing in said Section and inserting the text “$10,000,000” in lieu thereof.

11.

Section 6.07(v) of the Credit Agreement is hereby amended by deleting said Section in its entirety and inserting the following new Section in lieu thereof:

“(v)

 the Canadian Parent may declare and pay cash dividends on Canadian Parent Common Stock to the holders of such Canadian Parent Common Stock generally or may effect open market repurchases of Canadian Parent Common Stock from time to time, so long as (x) no Default then exists or would result therefrom and (y) subject to the immediately succeeding proviso, the aggregate amount of Restricted Payments made pursuant to this clause (v) after the Effective Date shall not exceed $25,000,000, provided, however that no Restricted Payments may be made pursuant to this clause (v)

NEWYORK 6211837 (2K)	-4-

on or after the Fifth Amendment Effective Date, provided further that that if the Total Leverage Ratio (as set forth in the Compliance Certificate then last delivered pursuant to Section 5.01(d)) is less than 2.00:1.00, then the Canadian Parent may make additional Restricted Payments pursuant to this clause (v) after the Fifth Amendment Effective Date, so long as (I) no Default then exists or would result therefrom and (II) the aggregate amount of Restricted Payments made in reliance on this proviso does not exceed $5,000,000.”.

12.

Section 7.01 of the Credit Agreement is hereby amended by inserting the following new clause (m) at the end of said Section:

“(m)

The Canadian Parent shall fail to receive Net Proceeds in an aggregate amount of at least $60,000,000 from the issuance of its common Equity Interests during the period from (x) the Fifth Amendment Effective Date through and including (y) the date occurring 60 days after the Fifth Amendment Effective Date (the “Specified Equity Issuance”).”.

13.

On the Fifth Amendment Effective Date (as defined below), (w) the Total U.S. Revolving Credit Commitment shall be permanently reduced to $52,000,000, (x) the Total Canadian Revolving Credit Commitment shall be permanently reduced to $8,000,000, (y) the U.S. Borrowers shall make any prepayments required to be made pursuant to Section 2.10(b) of the Credit Agreement (after giving effect to the reduction of the Total U.S. Revolving Credit Commitment pursuant to preceding clause (w)), and (z) the Canadian Borrower shall make any prepayments and/or deposits required to be made pursuant to Section 2.10(b) of the Credit Agreement (for such purpose, as if a Default then existed and after giving effect to the reduction of the Total Canadian Revolving Credit Commitment pursuant to preceding clause (x)).  The reduction of the Total U.S. Revolving Credit Commitment and the Total Canadian Revolving Credit Commitment pursuant to this Section 1 shall proportionately and permanently reduce the U.S. Revolving Credit Commitment or Canadian Revolving Credit Commitment, as the case may be, of each Lender with such a Commitment in accordance with the requirements of Section 2.15(a).  Each prepayment and/or deposit pursuant to this Section 1 shall be made in accordance with the requirements of Sections 2.10(b), 2.15 and 2.20 of the Credit Agreement.

II.

Miscellaneous Provisions.

1.

In order to induce the Lenders to enter into this Fifth Amendment, each of the Loan Agreement Parties hereby represents and warrants that (i) no Default or Event of Default exists as of the Fifth Amendment Effective Date both immediately before and immediately after giving effect thereto and (ii) all of the representations and warranties contained in the Credit Agreement and the other Loan Documents are true and correct in all material respects on the Fifth Amendment Effective Date both immediately before and immediately after giving effect thereto, with the same effect as though such representations and warranties had been made on and as of the Fifth Amendment Effective Date (it being understood that any representation or warranty made as of a specific date shall be true and correct in all material respects as of such specific date).

NEWYORK 6211837 (2K)	-5-

2.

This Fifth Amendment is limited as specified and shall not constitute a modification, acceptance or waiver of any other provision of the Credit Agreement or any other Loan Document.

3.

This Fifth Amendment may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which counterparts when executed and delivered shall be an original, but all of which shall together constitute one and the same instrument.  A complete set of counterparts shall be lodged with the Canadian Parent and the Administrative Agent.

4.

THIS FIFTH AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

5.

This Fifth Amendment shall become effective on the date (the “Fifth Amendment Effective Date”) when each of the following conditions shall have been satisfied:

(i)

each of the Loan Agreement Parties and Lenders constituting the Requisite Lenders shall have signed a counterpart hereof (whether the same or different counterparts) and shall have delivered (including by way of facsimile or other electronic transmission) the same to White & Case LLP, 1155 Avenue of the Americas, New York, NY 10036 Attention:  May Yip (facsimile number: 212-354-8113 / email address:  myip@whitecase.com);

(ii)

the U.S. Borrowers and/or the Canadian Borrower, as applicable, shall have made any prepayments and/or deposits required to be made pursuant to Section I.13 of this Fifth Amendment above and shall have paid any amounts required to be paid pursuant to Section 2.20 of the Credit Agreement in connection therewith; and

(iii)

the Loan Agreement Parties shall have paid to the Administrative Agent and the Lenders all fees, costs and expenses payable to the Administrative Agent and the Lenders to the extent then due pursuant to the Credit Agreement or any other Loan Document.

6.

By executing and delivering a copy hereof, each Loan Agreement Party hereby agrees that all Obligations of the Loan Agreement Parties shall be fully guaranteed pursuant to the relevant Guaranties and shall be fully secured pursuant to the Security Documents, in each case in accordance with the respective terms and provisions thereof and that this Fifth Amendment does not in any manner constitute a novation of any Obligations under any of the Loan Documents.

7.

The Canadian Borrower hereby covenants and agrees that, so long as the Fifth Amendment Effective Date occurs, it shall pay to each Canadian Revolving Lender which executes and delivers to the Administrative Agent (or its designee) a counterpart hereof by 5:00 P.M. (New York City time) on August 7, 2007, a non-refundable cash fee (the “Canadian Amendment Fee”) in Dollars in an amount equal to 50 basis points (i.e., 0.50%) on an amount equal to the Canadian Revolving Credit Commitment of such Canadian Revolving Lender as in

NEWYORK 6211837 (2K)	-6-

effect on the Fifth Amendment Effective Date (immediately before giving effect thereto and to the reduction to such Canadian Revolving Credit Commitment pursuant to this Fifth Amendment).  In addition, IPG (US) hereby covenants and agrees that, so long as the Fifth Amendment Effective Date occurs, it shall pay to each Lender (other than any Canadian Revolving Lender) which executes and delivers to the Administrative Agent (or its designee) a counterpart hereof by 5:00 P.M. (New York City time) on August 7, 2007, a non-refundable cash fee (the “U.S. Amendment Fee” and, together with the Canadian Amendment Fee, collectively, the “Amendment Fees”) in Dollars in an amount equal to 50 basis points (i.e., 0.50%) on an amount equal to the sum of (i) the aggregate principal amount of all Term Loans of such Lender outstanding on the Fifth Amendment Effective Date plus (ii) the U.S. Revolving Credit Commitment of such Lender as in effect on the Fifth Amendment Effective Date (immediately before giving effect thereto and to the reduction to such U.S. Revolving Credit Commitment pursuant to this Fifth Amendment).  The Amendment Fees shall not be subject to counterclaim or set-off, or be otherwise affected by, any claim or dispute relating to any other matter.  The Amendment Fees shall be paid by the Canadian Borrower and IPG (US) to the Administrative Agent for distribution to the relevant Lenders not later than the third Business Day following the Fifth Amendment Effective Date.

8.

From and after the Fifth Amendment Effective Date, all references in the Credit Agreement and each of the other Loan Documents to the Credit Agreement shall be deemed to be references to the Credit Agreement, as modified hereby.

*        *        *

NEWYORK 6211837 (2K)	-7-

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Amendment as of the date first above written.

IPG (US) INC.

By:

/s/ Burgess H. Hildreth

Name: Burgess H. Hildreth
Title:   Vice President

INTERTAPE POLYMER CORP.

By:

/s/ Burgess H. Hildreth

Name: Burgess H. Hildreth

Title:   Vice President

IPG FINANCIAL SERVICES INC.

By:

/s/ Burgess H. Hildreth

Name: Burgess H. Hildreth

Title:   Vice President

NEWYORK 6211837 (2K)

INTERTAPE POLYMER INC.

By:

/s/ Victor DiTommaso

Name: Victor DiTommaso

Title:   Vice President Finance

INTERTAPE POLYMER GROUP INC.

By:

 /s/ Victor DiTommaso

Name: Victor DiTommaso

Title:   Vice President Finance

IPG (US) HOLDINGS, INC.

By:

/s/ Burgess H. Hildreth

Name: Burgess H. Hildreth

Title:   Vice President

NEWYORK 6211837 (2K)

Each of the undersigned, each being a Subsidiary Guarantor under, and as defined in, the Credit Agreement referenced in the foregoing Fifth Amendment hereby consents to the entering into of the Fifth Amendment and agrees to the provisions thereof.

IPG HOLDINGS LP By: Intertape Polymer Inc., General Partner By: /s/ Victor DiTommaso Name: Victor DiTommaso Title: Vice President Finance
IPG FINANCE LLC By: /s/ Steve Fawkes Name: Steve Fawkes Title: President
POLYMER INTERNATIONAL CORP. By: /s/ Burgess H. Hildreth Name: Burgess H. Hildreth Title: President
INTERTAPE POLYMER US INC. By: /s/ Victor DiTommaso Name: Victor DiTommaso Title: Vice President Finance
SPUNTECH FABRICS INC. By: /s/ Victor DiTommaso Name: Victor DiTommaso Title: President

NEWYORK 6211837 (2K)

FIBOPE PORTUGUESA-FILMES BIORIENTADOS S.A. By: /s Gregory A. Yull Name: Gregory A. Yull Title: Director By: /s/ Burgess H. Hildreth Name: Burgess H. Hildreth Title: Director
INTERTAPE WOVEN PRODUCTS, S.A. de C.V. By: /s/ Jim Bob Carpenter Name: Jim Bob Carpenter Title: President of the Board of Directors
INTERTAPE WOVEN PRODUCTS SERVICES, S.A. DE C.V. By: /s/ Jim Bob Carpenter Name: Jim Bob Carpenter Title: President of the Board of Directors

NEWYORK 6211837 (2K)

CITICORP NORTH AMERICA, INC.,

Individually and as Administrative Agent

By:

/s/ C. P. Mahon

Name: C. P. Mahon

Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

LANDMARK IV CDO LTD

By: Aladdin Capital Management LLC, as Manager

By: /s/ Paul Arzouian

       Name: Paul Arzouian

       Title:   Director

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

AMMC CLO III, LIMITED

By:

American Money Management Corp.,

As Collateral Manager

By: /s/ David P. Meyer

       Name: David P. Meyer

       Title:   Senior Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

BABSON CLO LTD. 2004-I

BABSON CLO LTD. 2004-II

BABSON CLO LTD. 2005-I

BABSON CLO LTD. 2005-II

SAPPHIRE VALLEY CDO I LTD.

SUFFIELD CLO, LIMITED

By: Babson Capital Management LLC as Collateral Manager

By: /s/ Art McMahon

       Name: Art McMahon

       Title:   Director

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By: Babson Capital Management LLC as Investment Advisor

By: /s/ Art McMahon

       Name: Art McMahon

       Title:   Director

MAPLEWOOD (CAYMAN) LIMITED

By: Babson Capital Management LLC as Investment Advisor

By: /s/ Art McMahon

       Name: Art McMahon

       Title:   Director

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

BLACK DIAMOND CLO 2006-1 (CAYMAN) Ltd.

By: Black Diamond CLO 2006-1 Adviser, L.L.C.

As Its Collateral Manager

By: /s/ Stephen H. Deckoff

       Name: Stephen H. Deckoff

       Title:   Managing Principal

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

BLACK DIAMOND CLO 2005-2 Ltd.

By: Black Diamond CLO 2005-2 Adviser, L.L.C.,

As its Collateral Manager

By: /s/ Stephen H. Deckoff

       Name: Stephen H. Deckoff

       Title:   Managing Principal

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

BLACK DIAMOND CLO 2005-1 Ltd.

By: Black Diamond CLO 2005-1 Adviser, L.L.C.,

As its Collateral Manager

By: /s/ Stephen H. Deckoff

       Name: Stephen H. Deckoff

       Title:   Managing Principal

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Black Diamond International Funding, Ltd.

As Advised by BDCM Fund Adviser, L.L.C.

By: /s/ Alan Corkish

       Name: Alan Corkish

       Title:   Director

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Black Rock Senior Income Series

Black Rock Floating Rate Income Strategies Fund, Inc.

By: /s/ AnnMarie Smith

       Name: AnnMarie Smith

       Title:   Authorized Signatory

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

CIT Lending Services Corporation

By: /s/ David Manheim

       Name: David Manheim

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Citibank, N.A., Canadian branch

By: /s/ Daljeet Lamba

       Name: Daljeet Lamba

       Title:   Authorized Signer

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Citibank, N.A.

By: /s/ Thomas A. Neville

       Name: Thomas A. Neville

       Title:   Attorney-in-Fact

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Comerica Bank

By: /s/ Gregory Bloch

       Name: Gregory Bloch

       Title:   First Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Comerica Bank, Canada Branch

By: /s/ Omer Ahmed

       Name: Omer Ahmed

       Title:   Portfolio Manager

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

SENIOR DEBT PORTFOLIO

By:  Boston Management and Research as Investment Advisor

By: /s/ Michael B. Botthof

       Name: Michael B. Botthof

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

EATON VANCE SENIOR INCOME TRUST

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By: /s/ Michael B. Botthof

       Name: Michael B. Botthof

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

EATON VANCE INSTITUTIONAL SENIOR LOAN FUND

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By: /s/ Michael B. Botthof

       Name: Michael B. Botthof

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Eaton Vance CDO VIII, Ltd.

By: Eaton Vance Management as Investment Advisor

By: /s/ Michael B. Botthof

       Name: Michael B. Botthof

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Eaton Vance CDO IX Ltd.

By: Eaton Vance Management as Investment Advisor

By: /s/ Michael B. Botthof

       Name: Michael B. Botthof

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

GRAYSON & CO.

BY: BOSTON MANAGEMENT AND RESEARCH

AS INVESTMENT ADVISOR

By: /s/ Michael B. Botthof

       Name: Michael B. Botthof

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

THE NORINCHUKIN BANK, NEW YORK BRANCH,

Through State Street Bank and Trust Company N.A. as

Fiduciary Custodian

By: Eaton Vance Management, Attorney-in-fact

By: /s/ Michael B. Botthof

       Name: Michael B. Botthof

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

BIG SKY III SENIOR LOAN TRUST

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By: /s/ Michael B. Botthof

       Name: Michael B. Botthof

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

EATON VANCE

VT FLOATING-RATE INCOME FUND

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By: /s/ Michael B. Botthof

       Name: Michael B. Botthof

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

EATON VANCE

LIMITED DURATION INCOME FUND

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By: /s/ Michael B. Botthof

       Name: Michael B. Botthof

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

EATON VANCE SENIOR

FLOATING-RATE TRUST

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By: /s/ Michael B. Botthof

       Name: Michael B. Botthof

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

EATON VANCE FLOATING-RATE

INCOME TRUST

BY: EATON VANCE MANAGEMENT

AS INVESTMENT ADVISOR

By: /s/ Michael B. Botthof

       Name: Michael B. Botthof

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

General Electric Capital Corporation

By: /s/ Rebecca A. Ford

       Name: Rebecca A. Ford

       Title:   Duly Authorized Signatory

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

General Electric Capital Corporation, as Administrator for, Merritt CLO Holding LLC.

By: /s/ Amanda J. VanHeyst

       Name: Amanda J. VanHeyst

       Title:   Duly Authorized Signatory

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

General Electric Capital Corporation, as Administrator for, GE CFS Loan Holding 2006-3 LLC.

By: /s/ Amanda J. VanHeyst

       Name: Amanda J. VanHeyst

       Title:   Duly Authorized Signatory

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

GULF STREAM-COMPASS CLO 2004-I LTD

By: Gulf Stream Asset Management LLC

As Collateral Manager

By: /s/ Barry K. Love

       Name: Barry K. Love

       Title:   Chief Credit Officer

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

The Hartford Mutual Funds, Inc., on behalf of the

Hartford Floating Rate Fund by Hartford

Investment Management Company, its sub-advisor,

as a lender.

By: /s/ Fransisco Ossino

       Name: Fransisco Ossino

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Hartford Institutional Trust, on behalf of its Floating Rate

Bank Loan Series

By: Hartford Investment Management Company,

its Investment Manager

By: /s/ Fransisco Ossino

       Name: Fransisco Ossino

       Title:   Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Bushnell CBNA Loan Funding LLC, for

itself or as agent for Bushnell CFPI Loan Funding

LLC.

By: /s/ Pam Gwin

       Name: Pam Gwin

       Title:   Attorney-in-fact

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

HSBC Bank USA, National Association

By: /s/ Barbara Baltar

       Name: Barbara Baltar

       Title:   First Vice-President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Bacchus (US) 2006-1, Ltd.

By: /s/ David Snyder

       Name: David Snyder

       Title:   President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

IKB Capital Corporation

By: /s/ David Snyder

       Name: David Snyder

       Title:   President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Waterville Funding LLC

By: /s/ Tara E. Kenny

       Name: Tara E. Kenny

       Title:   Assistant Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Addison CDO, Limited

By:

Pacific Investment Management Company LLC,

as its Investment Advisor

By: /s/ Arthur Y. D. Ong

       Name: Arthur Y. D. Ong

       Title:   Senior Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Fairway Loan Funding Company

By:

Pacific Investment Management Company LLC,

as its Investment Advisor

By: /s/ Arthur Y. D. Ong

       Name: Arthur Y. D. Ong

       Title:   Senior Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Loan Funding III LLC

By:

Pacific Investment Management Company LLC,

as its Investment Advisor

By: /s/ Arthur Y. D. Ong

       Name: Arthur Y. D. Ong

       Title:   Senior Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Mayport CLO Ltd.

By:

Pacific Investment Management Company LLC,

as its Investment Advisor

By: /s/ Arthur Y. D. Ong

       Name: Arthur Y. D. Ong

       Title:   Senior Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

PIMCO Floating Rate Income Fund

By:

Pacific Investment Management Company LLC,

as its Investment Advisor, acting through Investors

Fiduciary Trust Company in the Nominee Name of IFTCO

By: /s/ Arthur Y. D. Ong

       Name: Arthur Y. D. Ong

       Title:   Senior Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

PIMCO Floating Rate Strategy Fund

By:

Pacific Investment Management Company LLC,

as its Investment Advisor, acting through Investors

Fiduciary Trust Company in the Nominee Name of IFTCO

By: /s/ Arthur Y. D. Ong

       Name: Arthur Y. D. Ong

       Title:   Senior Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Southport CLO, Limited

By:

Pacific Investment Management Company LLC,

as its Investment Advisor

By: /s/ Arthur Y. D. Ong

       Name: Arthur Y. D. Ong

       Title:   Senior Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Waveland – INGOTS, LTD.

By:

Pacific Investment Management Company LLC,

as its Investment Advisor

By: /s/ Arthur Y. D. Ong

       Name: Arthur Y. D. Ong

       Title:   Senior Vice President

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

Stanfield Carrera CLO, Ltd.

By:  Stanfield Capital Partners LLC

as its Asset Manager

By: /s/ Michael Huffman

       Name: Michael Huffman

       Title:   Authorized Signatory

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

THE TORONTO-DOMINION BANK

By: /s/ J. F. Godin

       Name: J. F. Godin

       Title:   Vice President

By: /s/ Yves Bergeron

       Name: Yves Bergeron

       Title:   Managing Director

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

THE TORONTO DOMINION (TEXAS) LLC

By: /s/ Debbi L. Brito

       Name: Debbi L. Brito

       Title:   Authorized Signatory

NEWYORK 6211837 (2K)

SIGNATURE PAGE TO THE FIFTH AMENDMENT TO CREDIT AGREEMENT, DATED AS OF THE DATE FIRST WRITTEN ABOVE, AMONG IPG (US) INC., INTERTAPE POLYMER CORP., IPG FINANCIAL SERVICES INC., INTERTAPE POLYMER INC., INTERTAPE POLYMER GROUP INC., IPG (U.S.) HOLDINGS, INC., VARIOUS LENDERS AND CITICORP NORTH AMERICA, INC., AS ADMINISTRATIVE AGENT

Name of Institution:

UPS Capital Corporation

By: /s/ John P. Holloway

       Name: John P. Holloway

       Title:   Director of Portfolio Management

ORLDOCS 11037025 1

NEWYORK 6211837 (2K)